UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                        to
Commission file number 000-23157
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A.C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A.C. MOORE ARTS & CRAFTS, INC.
130 A.C. Moore Drive
Berlin, New Jersey 08009

A.C. MOORE
ARTS & CRAFTS, INC.
401(k) PLAN
Financial Statements
December 31, 2006

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
December 31, 2006
CONTENTS

Page
Independent Auditors’ Report	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements	4-7

Supplemental Information:

Schedule of Assets Held for Investment Purposes as of December 31, 2006	8
Consent of Independent Auditors

INDEPENDENT AUDITORS’ REPORT
To the Trustees
A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Berlin, New Jersey
          We have audited the accompanying statements of net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
          Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year included on page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Stockton Bates, LLP
Certified Public Accountants
Philadelphia, Pennsylvania
June 25, 2007

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Statements Of Net Assets Available For Benefits

December 31:	2006	2005

ASSETS:

Cash	$11,929	$728

Investments, at fair value:

Corporate stocks — common	3,280,135	2,434,905
Common/collective trusts	1,956,103	1,433,588
Registered investment companies	9,357,065	7,944,100
Participant loans	502,030	594,566

Total investments	15,095,333	12,407,159

Receivables:

Employer contributions	5,141	5,433
Participants’ contributions	32,563	36,152

	37,704	41,585

Total assets	15,144,966	12,449,472

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$15,144,966	$12,449,472

See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Statement Of Changes In Net Assets Available For Benefits

Year Ended December 31, 2006:

ADDITIONS:

Additions to net assets attributed to:

Investment income:
Net increase in fair value of investments (See Note 4)	$2,346,897
Interest and dividends	29,044

2,375,941
Contributions:
Employer	375,974
Participants	2,346,459

2,722,433

Total additions	5,098,374

DEDUCTIONS:

Deductions from net assets attributed to:

Benefits paid to participants	2,402,880

Total deductions	2,402,880

Net increase	2,695,494

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	12,449,472

End of year	$15,144,966

See Accompanying Notes

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2006
1.	DESCRIPTION OF PLAN:
          The following description of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
          The A.C. Moore Arts & Crafts, Inc. 401(k) Plan (the Plan) was established in 1999 by A.C. Moore Arts & Crafts, Inc. (the Company) to provide for retirement income and financial protection in the event of death or retirement of covered employees and to provide for the financial protection and compensation of employees in the event of permanent disability. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). All administrative expenses are paid directly by the Company.
          All employees of the employer and participating affiliates who are at least 21 years of age and have completed 1/4 year of service are eligible to participate in this Plan, except non-resident aliens, and employees who are members of a union who bargained separately for retirement benefits during negotiations. Employees will become participants in the Plan on the entry date coincident with or next following the date they meet the participation requirements. The entry dates for the Plan are the first day of each month.
          Participants may elect to contribute up to 100 percent of their annual compensation, subject to IRS limitations. The Company made a matching contribution of 25 percent of the first 6 percent of the employee compensation contributed as an elective deferral subject to a maximum of $1,500 for 2006.
          Each participant’s account is credited with the participant’s and employer’s contribution and related plan earnings, transfer contributions and rollovers. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
          The Company generally remits employee deferral and Company matching contributions to the plan on a weekly basis.
          BISYS Plan Services provides record keeping services for the Plan’s Trustee, Frontier Trust Company, FSB. The employees’ and employer’s contributions were deposited in a fund held by the Trustee during the year.
          Participants may direct the investment of their account balances among alternative investment funds provided under the Plan.
          Participants are immediately vested in their voluntary contributions and any transfers or rollovers plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100 percent vested after 3 years of credited service.
          On termination of service, the normal form of payment to a participant is a lump sum. An optional form of payment is installments payable in cash or in kind, or part cash and part in kind over a period not to exceed the participant’s expected lifetime, or the joint future lifetime of the participant and spouse.
          Plan assets allocated to the accounts of persons who have terminated with the Company but have not withdrawn from the Plan approximate $3,350,000 at December 31, 2006.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2006
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
          Basis of Accounting:
          The accompanying financial statements have been prepared on the accrual basis of accounting.
          Valuation of Investments:
          The Plan’s investments are stated at fair value and consist of shares in mutual funds and common stock of A.C. Moore Arts & Crafts, Inc. (plan sponsor). The investments are held and managed by Frontier Trust Company, FSB. Security transactions in these funds and common stock are recorded on a trade date basis. The value of the mutual funds fluctuates to reflect the fair market values of the securities held in these funds.
          Use of Estimates:
          Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.
          Forfeitures:
          Employer contributions for the years ended December 31, 2006 and 2005 were reduced by $16,854 and $6,696, respectively, from forfeited non-vested accounts. At December 31, 2006 forfeited non-vested accounts totaled $18,574.
          Loans:
          Loans are available to all participants in the Plan on a uniform and nondiscriminatory basis. Loans must bear a reasonable rate of interest and be adequately secured. A participant may borrow any amount up to 50% of their vested account balance, subject to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months. Repayment of a loan must be made at least quarterly, on an after-tax basis, in level payments of principal and interest, and repaid within five years, except for the purchase of a primary residence.
3.	TAX STATUS:
          The plan obtained its latest determination letter on June 14, 2005, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2006
4.	INVESTMENTS:
          Investments that represents 5% or more of fair value of the Plan’s net assets are as follows:

December 31:	2006	2005
A.C. Moore Arts & Crafts, Inc.	$3,280,135	$2,434,905
ML Retirement Preservation Trust	1,956,103	1,433,588
Black Rock Basic Value Fund Class A	1,474,355	1,141,638
DWS Core Fixed Income Fund Class A	1,360,562	1,160,872
Growth Fund of America	1,748,436	1,572,279
Munder Small Cap Value Fund	1,929,944	1,915,731
Black Rock S&P500 Index Fund Class I	779,312	626,570
          During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value by $2,346,897 as follows:

Common stock	$1,211,840
Registered investment companies (mutual funds)	1,135,057

$2,346,897

5.	RISKS AND UNCERTAINTIES:
          The Plan provides for investment options in any combination of stocks and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
6.	PLAN TERMINATION:
          Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100 percent vested in their accounts.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Notes To Financial Statements
December 31, 2006
7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     A reconciliation of net assets available for benefits as reported on the financial statements to that reported on the Form 5500 follows:

December 31:	2006	2005

Net assets available for benefits per the financial statements	$15,144,966	$12,449,472

Receivable employer contributions	(5,141)	(5,433)

Receivable participants’ contributions	(32,563)	(36,152)

NET ASSETS AVAILABLE FOR BENEFITS, PER FORM 5500	$15,107,262	$12,407,887

          A reconciliation of net increase in net assets available for benefits as reported on the financial statements to that reported on Form 5500 follows:

Year Ended December 31, 2006:

Net increase in net assets available for benefits per the financial statements	$2,695,494

Difference in employer contributions	292

Difference in participants’ contributions	3,589

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PER FORM 5500	$2,699,375

          The above differences are attributable to the financial statements being reported on the accrual basis of accounting, while certain items on Form 5500 are being reported on the cash basis, namely contributions. In addition, unrealized appreciation (depreciation) and dividend income are combined for Form 5500 reporting purposes.

A.C. Moore Arts & Crafts, Inc.
401(k) Plan
Plan 001 EI# 22-3527763
Attachment to Form 5500, Schedule H, Part IV, (i)
Schedule of Assets Held for Investment Purposes At End of Year

December 31, 2006:
(a)	(b)		(e)
		Par Value/	Market
	Identity of Issue	Units	Value
	(c) Description of Investment

	Common Stock:

*	A.C. Moore Arts & Crafts, Inc.	151,367.5	$3,280,135

			3,280,135

	Common/Collective Trusts:

	ML Retirement Preservation Trust	1,956,102.9	1,956,103

	Registered Investment Companies:

	DWS Core Fixed Income Fund Class A	127,274.2	1,360,562
	Eaton Vance Utilities Fund Class A	47,728.9	632,409
	Evergreen Health Care Fund Class A	9,705.0	201,865
	Growth Fund of America	53,880.8	1,748,436
	BlackRock Basic Value Fund Class A	44,368.1	1,474,355
	BlackRock S&P 500 Index Fund Class I	44,787.9	779,312
	Munder Small Cap Value Fund	66,071.2	1,929,944
	The Oakmark Equity and Income Fund	5,936.0	153,090
	Thornburg International Value Class A	26,967.5	725,254
	RCM Technology Fund	6,632.2	313,113
	Stock Pending Settlement Fund	38,725.0	38,725

			9,357,065

	Participant Loans (262 loans at interest ranging from 4.0% to 10.5%, maturing through 2013):

	Loan Fund	—	502,030

	TOTAL		$15,095,333

*	Represents a party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the A.C. Moore Arts & Crafts, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. C. MOORE ARTS & CRAFTS, INC. 401(K) PLAN

Date: June 28, 2007	By:	/s/ RODNEY B. SCHRIVER
Rodney B. Schriver
Administrator